November 2007

2007 Estimated Year-End Capital Gain Distributions

Capital Gain Distributions

A capital gain or loss is the difference between the purchase and sale price of a security. If a Fund has net capital gains for the year (after subtracting any capital losses), they are usually distributed to shareholders in December. If a second distribution is necessary, it is usually declared and paid in March.

December Distributions

The December 2007 capital gain distribution will occur according to the following schedule:

Record Date:	December 27, 2007
Ex-Dividend and Reinvestment Date:	December 28, 2007
Payable Date:	December 31, 2007

December Capital Gain Distribution Estimates

The table below lists estimated year-end capital gain distributions for the Dodge & Cox Funds, expressed on a per share basis. Please note that these distribution estimates are based on shares outstanding on October 31, 2007 and are subject to change. Actual distributions will be based on shares outstanding on Record Date and are subject to approval by the Funds’ Board of Trustees.

Fund	Estimated Short-Term Capital Gain Distribution	Estimated Long-Term Capital Gain Distribution
Stock Fund	$0.74	$11.17
International Stock Fund	$0.35	$1.19
Balanced Fund	$0.18	$4.53
Income Fund	$0.00	$0.00

For More Information

For information about the Funds’ distributions policies and about taxation of Fund distributions, please refer to the Funds’ Prospectus and Statement of Additional Information (SAI).

11/07 D&C EST CG DIST